SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2006 OCT 17 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

9 October 2006

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com
Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA




06017384

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcements were released recently:

'Result of EGM'
'Further re demerger and share consolidation'

Yours faithfully

p.p. Gemma Knowles
Assistant Company Secretary

Encl.

PROCESSED
OCT 19 2006
THOMSON FINANCIAL

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2006\ZO - SEC - Result of EGM & Further re demerger and share consolidation - 9Oct06.doc

Results of EGM regarding the Demerger of Biffa Plc and the Share Consolidation of Severn Trent Ordinary Shares

Severn Trent Plc (the "Company") announces that, at the Extraordinary General Meeting of the Company held earlier today to approve, among other things, the Demerger of Biffa Plc and the Share Consolidation of Severn Trent Ordinary Shares, each of the ordinary and special resolutions put to the Shareholders was duly passed.

Proxy appointments were validly made in respect of 160,427,720 Existing Severn Trent Ordinary Shares; being 45.9 per cent. of the issued share capital of 349,531,239 Existing Severn Trent Ordinary Shares. All the resolutions were passed at the meeting on a show of hands however, a summary of the proxy votes received by the Company prior to the meeting were as follows:

Resolution	Votes for and Discretion	Votes against	Votes withheld
1. To pay the Demerger Dividend	159,094,919	300,575	1,032,226
2. To approve the Share Consolidation	159,039,329	356,330	1,032,061
3. To approve the operation of the Biffa Long Term Incentive Plan	153,860,093	3,494,173	3,073,454
4. To approve the operation of the Biffa Sharesave Scheme	158,286,131	743,054	1,398,535
5. To approve the operation of the Biffa Share Incentive Plan	158,509,028	518,884	1,399,808
6. To authorise the Directors to allot shares	157,863,013	1,326,986	1,237,721
7. To disapply pre-emption rights *	158,489,958	468,595	1,469,167
8. To authorise the Company to purchase its own shares *	158,836,248	357,334	1,234,138

* Denotes special resolution.

Copies of the resolutions will shortly be available for inspection at the UKLA Document Viewing Facility situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

Applications have been made to the FSA and the London Stock Exchange for the Biffa Ordinary Shares and the New Severn Trent Ordinary Shares to be admitted to listing on the Official List and to trading on the London Stock Exchange's main market for listed securities ("Admission").

Subject to Admission, which is expected to become effective at 8.00am on Monday 9 October 2006, Severn Trent Shareholders on the register of members at 6.00pm on 6 October 2006 (the Record Time) will receive 1 Biffa Ordinary Share for every Existing Severn Trent Ordinary Share held at that time and, 2 New Severn Trent Ordinary Shares in place of every 3 Existing Severn Trent Ordinary Shares.

Definitions used in the Circular to Severn Trent Shareholders dated 13 September 2006 shall have the same meanings when used in this announcement, unless defined in this announcement or unless the context requires otherwise.

Severn Trent announcements are available on www.severntrent.com.

Enquiries:

Peter Gavan
Director of Corporate Affairs 07901 517447

Jonathan Davies
Head of Investor Relations 0121 722 4295

David Trenchard
Tulchan Communications Group 020 7353 4200

END

Severn Trent Plc

Demerger of Biffa Plc and the Share Consolidation of Severn Trent Ordinary Shares effective

Further to the admission earlier today of the Biffa Ordinary Shares and the New Severn Trent Ordinary Shares to listing on the Official List and to trading on the London Stock Exchange's main market for listed securities, Severn Trent Plc is pleased to announce that the Demerger of Biffa Plc and the Share Consolidation of Severn Trent Ordinary Shares of 65 5/19 pence each into New Severn Trent Ordinary Shares of 97 17/19 pence each have become effective.

CREST accounts were credited with Biffa Ordinary Shares and New Severn Trent Ordinary Shares at 8.00am (BST) today.

Shareholders will be sent share certificates in respect of their holdings of Biffa Ordinary Shares and New Severn Trent Ordinary Shares on 20 October 2006

Definitions used in the Circular to Severn Trent Shareholders dated 13 September 2006 shall have the same meanings when used in this announcement.

Severn Trent announcements are available on www.severntrent.com.

Enquiries:

Peter Gavan
Director of Corporate Affairs 07901 517447

Jonathan Davies
Head of Investor Relations 0121 722 4295

David Trenchard
Tulchan Communications Group 020 7353 4200
